September 5, 2017

VIA EDGAR

John Dana Brown

Attorney-Advisor

Office of Transportation and Leisure

Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Mail Stop 3561

Re:	Request for Acceleration of Effectiveness of Registration Statement on
Form F-3 (File No. 333-218254) of KNOT Offshore Partners LP (the “Registrant”)

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, the Registrant hereby requests that the effectiveness of the above-captioned Registration Statement (the “Registration Statement”) be accelerated so that the Registration Statement will become effective on September 7, 2017, at 4:00 p.m., Eastern Time, or as soon as practicable thereafter.

Please call the undersigned at +44 7496 170620 or Catherine Gallagher at Vinson & Elkins L.L.P. at (202) 639-6544 with any questions regarding this matter.

Very truly yours,
KNOT OFFSHORE PARTNERS LP

By:	/s/ John Costain
Name:	John Costain
Title:	Chief Executive Officer and Chief Financial Officer

cc:	Tonya K. Aldave (Securities and Exchange Commission)

KNOT Offshore Partners LP	KNOT Offshore Partners LP	Partnership Registered Office
2 Queen’s Cross	Centralpoint	Trust Company Complex
Aberdeen Tel: +44 1224 618 420	45 Beech Street	Ajeltake Road
AB15 4YB Fax: +44 1224 624 891	London	Akeltake Island
United Kingdom	EC2Y 8AD Tel: +44 0207 953 9738	Majuro MH96960
VAT No. 168 5975 46	United Kingdom